Mail Stop 4-6
				April 29, 2005



Anthony Shupin
President and Chief Executive Officer
Digital Descriptor Systems, Inc.
2150 Highway 35, Suite 250
Sea Girt, NJ  08750

RE:	Digital Descriptor Systems, Inc.
	Form 10-KSB for year ended December 31, 2004
	File No. 000-26604


Dear Mr. Shupin:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB: For the year ended December 31, 2004

Note 10. Convertible Debentures, page F-15
1. We note you have recognized the total amount of the beneficial conversion feature associated with your convertible debentures issued in February, May and November 2004 as interest expense for the year ended December 31, 2004. Tell us how you considered the guidance in
Issue 6 of EITF 00-27 in recognizing the beneficial conversion feature immediately versus over the redemption period.


Note 11. Subsequent Events, page F-19
2. We note that in connection with the acquisition of CGM, the Company extended the maturity date of debt instruments and amended the conversion price. Tell us how you accounted for these changes and tell us how you considered EITF 96-19 in determining whether this was a modification or exchange of debt.


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Patrick Gilmore at (202) 824-5355 or Kathy Collins, Accounting Branch Chief, at (202) 942-2814 or me at (202) 942-1800 if you have questions regarding these comments.

Very truly yours,



      Craig Wilson
							Senior Assistant Chief
Accountant
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Digital Descriptor Systems, Inc.
April 29, 2005
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